UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

Dated:  July 25, 2012

Commission File Number: 001-13184

TECK RESOURCES LIMITED
(Exact name of registrant as specified in its charter)

Suite 3300 – 550 Burrard Street, Vancouver, British Columbia  V6C 0B3
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ____              Form 40-F    X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Teck Resources Limited (Registrant)

Date: July 25, 2012	By:	/s/ Karen L. Dunfee
Karen L. Dunfee
Corporate Secretary

For Immediate Release 12-31-TR	Date:	July 25, 2012
TECK REPORTS UNAUDITED SECOND QUARTER RESULTS FOR 2012

Vancouver, BC – Teck Resources Limited (TSX: TCK.A and TCK.B, NYSE: TCK) reported second quarter adjusted profit of $312 million, or $0.53 per share, compared with $663 million or $1.12 per share in 2011.

“We are pleased with our operating results for the second quarter, with record quarterly copper production, a significant increase in coal sales compared with the last quarter and settlement of labour agreements at our Trail and Cardinal River operations. Notwithstanding these increases, commodity prices were lower due in part to uncertainty over global economic conditions, resulting in lower profits compared with the second quarter of last year. However, our balance sheet relemains strong with $3.6 billion of cash, which positions us to continue advancing our longer term growth plans,” said Don Lindsay, President and CEO.

Highlights and Significant Items

—	Gross profit before depreciation and amortization was $1.0 billion in the second quarter compared with $1.4 billion the second quarter of 2011.

—	Cash flow from operations, before working capital changes, was $725 million in the second quarter compared with $1.2 billion a year ago.

—	Profit attributable to shareholders was $268 million and EBITDA was $790 million in the second quarter.

—
To date we have reached agreements with our coal customers to sell 5.0 million tonnes of coal in the third quarter of 2012 and we expect to conclude additional sales over the course of the quarter. While prices for our premium coal have been agreed at US$225 per tonne, the average price for all products is approximately US$198 per tonne.

—	Our cash balance was $3.6 billion at June 30, 2012, after capital expenditures, investments and debt payments totaling $891 million in the second quarter.

—	New five-year labour agreements were ratified at our Trail Operations in the second quarter and at our Cardinal River Operations in early July.

  All dollar amounts expressed in this news release are in Canadian dollars unless otherwise noted.

Reference:	Greg Waller, VP Investor Relations & Strategic Analysis	604.699.4014

	Marcia Smith, SVP Sustainability and External Affairs	604.699.4616

Additional corporate information is available at www.teck.com

—	We achieved record quarterly copper production of 90,000 tonnes in the second quarter, which reflects our share of significantly higher production from Antamina’s major mill expansion.

—
Subsequent to quarter end, the Social and Environmental Impact Assessment for the Quebrada Blanca Phase 2 project was voluntarily withdrawn in response to comments from Chilean regulators and requests for additional information. We are working with the regulators to define the time frame for resubmission of the application.

—	We declared a $0.40 per share dividend on our Class A common shares and Class B subordinate voting shares, which was paid on July 3, 2012.

2      Teck Resources Limited 2012 Second Quarter News Release

This management’s discussion and analysis is dated as at July 24, 2012 and should be read in conjunction with the unaudited consolidated financial statements of Teck Resources Limited (Teck) and the notes thereto for the three months ended June 30, 2012 and with the audited consolidated financial statements of Teck and the notes thereto for the year ended December 31, 2011. In this news release, unless the context otherwise dictates, a reference to “the company” or “us,” “we” or “our” refers to Teck and its subsidiaries. Additional information, including our annual information form and management’s discussion and analysis for the year ended December 31, 2011, is available on SEDAR at www.sedar.com.

This document contains forward-looking statements. Please refer to the cautionary language under the heading “CAUTIONARY STATEMENT ON FORWARD-LOOKING INFORMATION” below.

Overview

We continue to make significant progress on our plan to increase copper and coal production. Copper production of 90,000 tonnes was a new quarterly record, with further increases expected in each of the next two quarters. Coal production was reduced by approximately 700,000 tonnes due to the nine-day Canadian Pacific Railway labour disruption which caused a complete shutdown of rail operations from our Elk Valley mines. However, material moved was maintained at our first quarter levels and this will benefit production in future periods.

Base metal prices weakened during the second quarter. Contract coal prices were weaker than those we experienced in the previous quarter, but coal sales volumes increased. Unit operating costs at our coal operations rose slightly as a result of the effect of lower production levels as we were forced to temporarily curtail production due to the rail strike.

Our strong cash flow, debt capacity and cash position of $3.6 billion, together with access to capital markets, should provide the financial capacity necessary to fund our attractive portfolio of growth projects.

3      Teck Resources Limited 2012 Second Quarter News Release

Profit and Adjusted Profit*

Adjusted profit, which excludes the effect of certain transactions as described in the table below, was $312 million, or $0.53 per share, in the second quarter of 2012 compared with $663 million, or $1.12 per share, in the same period a year ago. The decline in adjusted profit was primarily due to significantly lower coal and metal prices. Also contributing to the lower adjusted profit were negative after-tax pricing adjustments of $53 million as a result of declining metal prices in the quarter compared with minimal adjustments in the second quarter of 2011. Partly offsetting these items was a 21% and 10% rise in coal and copper sales volumes, respectively.

Profit attributable to shareholders was $268 million, or $0.46 per share, in the second quarter compared with $756 million or $1.28 per share in the same period last year.

	Three months ended June 30,		Six months ended June 30,
($ in millions)	2012	2011	2012	2011

Profit attributable to shareholders as reported	$268	$756	$486	$1,217
Add (deduct):
Asset sale gains	(19)	(113)	(21)	(121)
Foreign exchange (gains) losses	13	2	19	(5)
Derivative (gains) losses	12	(8)	(47)	(4)
Collective agreement charges	38	26	50	26
Financing items	-	-	329	-
Adjusted profit	$312	$663	$816	$1,113
Adjusted earnings per share	$0.53	$1.12	$1.39	$1.88

*
Our financial results are prepared in accordance with International Financial Reporting Standards (“IFRS”). This news release refers to adjusted profit, adjusted earnings per share, EBITDA and gross profit before depreciation and amortization, which are not measures recognized under IFRS in Canada and do not have a standardized meaning prescribed by IFRS or Generally Accepted Accounting Principles (“GAAP”) in the United States. For adjusted profit we adjust profit attributable to shareholders as reported to remove the effect of certain kinds of transactions in these measures. EBITDA is profit attributable to shareholders before net finance expense, income taxes, depreciation and amortization. Gross profit before depreciation and amortization is gross profit with depreciation and amortization added back. These measures may differ from those used by, and may not be comparable to such measures as reported by, other issuers. We disclose these measures, which have been derived from our financial statements and applied on a consistent basis, because we believe they are of assistance in understanding the results of our operations and financial position and are meant to provide further information about our financial results to investors.

4      Teck Resources Limited 2012 Second Quarter News Release

Business Unit Results

Our business unit results are presented in the tables below.

Three Months ended June 30
($ in millions)	Revenues		Gross profit before depreciation and amortization		Gross profit
	2012	2011	2012	2011	2012	2011

Copper	$731	$749	$342	$427	$255	$355
Coal	1,362	1,471	596	844	450	709
Zinc	467	576	54	156	30	133
Energy	1	-	-	-	-	-
Total	$2,561	$2,796	$992	$1,427	$735	$1,197

We achieved record copper production of 90,000 tonnes in the second quarter, an increase of 13% from the same period a year ago, reflecting our share of additional production from Antamina’s mine expansion program and increased throughput at Highland Valley. Despite the record production and resulting 10% rise in copper sales volumes, gross profit before depreciation and amortization decreased by $85 million in the second quarter compared with a year ago as a result of a 14% decline in copper prices and increased unit costs. Operating costs rose in the quarter, reflecting higher costs for labour, energy and various consumables. Our average total cash unit costs of product sold, after by-product credits, in the second quarter of 2012 was US$1.74 per pound compared with US$1.56 per pound in the second quarter of 2011.

Gross profit before depreciation and amortization from our coal business unit decreased by $248 million in the second quarter compared to the same period a year ago as a result of significantly lower coal prices, despite increased sales volumes. Coal production was 5.7 million tonnes in the second quarter, similar to the same period a year ago. Approximately 700,000 tonnes of coal production was lost due to the Canadian Pacific Railway strike, which caused a complete shutdown of rail operations from the Elk Valley mines for a nine-day period. The reduction in production volume increased unit costs of production and costs of sales in the quarter. Sales volumes were 6.7 million tonnes compared with 5.6 million tonnes in the second quarter of 2011. The average coal price of US$202 per tonne in the second quarter decreased by 26% from the second quarter of last year. Coal prices last year had reached record high levels due to the combination of strong demand for seaborne, high-quality steelmaking coal and weather-related restrictions on the supply of coal from Australia. Total unit cost of sales in the second quarter, including depreciation and transportation charges, were similar to the same period last year.

Gross profit before depreciation and amortization from our zinc business unit decreased by $102 million in the second quarter compared with a year ago. This was primarily due to a one-time charge of $51 million ($38 million after-tax) related to the new labour agreement at Trail, lower metal prices and reduced sales volumes from Red Dog. Red Dog zinc production declined by 9% in the second quarter compared with the same period a year ago due to unplanned maintenance shutdowns. Refined zinc and lead production from Trail were similar to the same period a year ago. Zinc sales volumes in the second quarter from Red Dog decreased by 22% as a result of the timing of shipments, as customers had advanced shipments into the first

5      Teck Resources Limited 2012 Second Quarter News Release

quarter of 2012. Zinc and lead prices decreased 15% and 22%, respectively, in the second quarter of 2012 compared with the same period a year ago.

Revenues

Revenues from operations were $2.6 billion in the second quarter compared with $2.8 billion a year ago. Revenues from our copper business unit declined slightly from a year ago as lower copper prices were partially offset by higher sales volumes. Coal revenues decreased by $109 million compared with the second quarter of 2011 as a result of significantly lower coal prices despite a 21% increase in sales volumes. Revenues from our zinc business unit declined by $109 million from a year ago as a result of lower metal prices and a 22% decline in sales volumes from Red Dog.

Average Prices and Exchange Rates*

	Three months ended June 30,			Six months ended June 30,
	2012	2011	% Change	2012	2011	% Change

Copper (LME Cash - US$/pound)	3.57	4.14	-14%	3.67	4.26	-14%
Coal (realized - US$/tonne)	202	272	-26%	212	242	-12%
Zinc (LME Cash - US$/pound)	0.87	1.02	-15%	0.90	1.05	-14%
Silver (LME PM fix – US$/ounce)	29	38	-24%	31	35	-11%
Molybdenum (published price - US$/pound)	14	17	-18%	14	17	-18%
Lead (LME Cash - US$/pound)	0.90	1.16	-22%	0.92	1.17	-21%
Cdn/U.S. exchange rate (Bank of Canada)	1.01	0.97	+4%	1.01	0.98	+3%

*
Except for coal prices, the average commodity prices disclosed above are based on published benchmark prices and are provided for information only. Our actual revenues are determined using commodity prices and other terms and conditions specified in our various sales contracts with our customers. The molybdenum price is the price published in Platts Metals Week.

Our year-to-date business unit results are presented in the table below:

Six Months ended June 30
($ in millions)	Revenues		Gross profit before depreciation and amortization		Gross profit
	2012	2011	2012	2011	2012	2011

Copper	$1,484	$1,522	$708	$896	$540	$753
Coal	2,560	2,490	1,241	1,321	990	1,065
Zinc	1,062	1,150	173	323	123	276
Energy	2	-	1	-	-	-
Total	$5,108	$5,162	$2,123	$2,540	$1,653	$2,094

6      Teck Resources Limited 2012 Second Quarter News Release

BUSINESS UNIT RESULTS

The table below shows our production and sales of our major products.

Units (000's)		Production				Sales
		Second Quarter		Year-to-date		Second Quarter		Year-to-date
(note 1)		2012	2011	2012	2011	2012	2011	2012	2011

Principal products

Copper
Contained in concentrate	tonnes	72	62	135	119	67	60	132	116
Cathode	tonnes	18	18	36	36	18	17	36	34
		90	80	171	155	85	77	168	150

Coal	tonnes	5,707	5,756	11,972	10,135	6,716	5,566	12,021	10,517

Zinc
Contained in concentrate	tonnes	149	166	296	332	79	99	214	228
Refined	tonnes	69	71	143	143	69	72	145	145

Other products
Lead
Contained in concentrate	tonnes	24	22	47	43	-	-	-	-
Refined	tonnes	22	21	43	44	21	22	43	42

Molybdenum
Contained in concentrate	pounds	3,234	2,342	6,204	4,221	3,280	2,223	6,390	4,578

(1)
We include 100% of production and sales from our Highland Valley Copper, Quebrada Blanca and Carmen de Andacollo mines in our production and sales volumes, even though we own 97.5%, 76.5% and 90%, respectively, of these operations, because we fully consolidate their results in our financial statements. We include 22.5% of production and sales from Antamina, representing our proportionate equity interest in Antamina.

7      Teck Resources Limited 2012 Second Quarter News Release

REVENUES AND GROSS PROFIT
QUARTER ENDED JUNE, 30

Our revenue, gross profit before depreciation and amortization, and gross profit by business unit are summarized in the table below:

($ in millions)	Revenues		Gross profit before depreciation and amortization		Gross profit
	2012	2011	2012	2011	2012	2011

Copper
Highland Valley Copper	$227	$250	$107	$136	$75	$114
Antamina	207	184	148	134	141	129
Quebrada Blanca	137	140	42	69	18	49
Carmen de Andacollo	126	153	37	75	18	56
Duck Pond	34	22	11	13	6	7
Other	-	-	(3)	-	(3)	-
	731	749	342	427	255	355

Coal (note 1)	1,362	1,471	596	844	450	709

Zinc
Trail	434	521	(7)	79	(20)	66
Red Dog	75	110	57	75	46	65
Other	2	5	4	2	4	2
Inter-segment sales	(44)	(60)	-	-	-	-
	467	576	54	156	30	133

Energy	1	-	-	-	-	-
TOTAL	$2,561	$2,796	$992	$1,427	$735	$1,197

(1)
Our coal business unit represents our interest in six operating mines. We wholly own the Fording River, Coal Mountain, Line Creek and Cardinal River mines, and have a 95% partnership interest in the Elkview mine and an 80% interest in the Greenhills mine.

8      Teck Resources Limited 2012 Second Quarter News Release

REVENUES AND GROSS PROFIT
SIX MONTHS ENDED JUNE 30

Our revenue, gross profit before depreciation and amortization, and gross profit by business unit are summarized in the table below:

($ in millions)	Revenues		Gross profit before depreciation and amortization		Gross profit
	2012	2011	2012	2011	2012	2011

Copper
Highland Valley Copper	$447	$460	$213	$252	$159	$213
Antamina	413	402	296	294	283	283
Quebrada Blanca	273	283	86	151	37	108
Carmen de Andacollo	281	310	95	168	54	129
Duck Pond	68	67	21	31	10	20
Other	2	-	(3)	-	(3)	-
	1,484	1,522	708	896	540	753

Coal (note 1)	2,560	2,490	1,241	1,321	990	1,065

Zinc
Trail	929	1,006	33	156	8	131
Red Dog	228	253	134	161	110	139
Other	4	11	6	6	5	6
Inter-segment sales	(99)	(120)	-	-	-	-
	1,062	1,150	173	323	123	276

Energy	2	-	1	-	-	-
TOTAL	$5,108	$5,162	$2,123	$2,540	$1,653	$2,094

(1)
Our coal business unit represents our interest in six operating mines. We wholly own the Fording River, Coal Mountain, Line Creek and Cardinal River mines, have a 95% partnership interest in the Elkview mine and an 80% joint venture interest in the Greenhills mine.

9      Teck Resources Limited 2012 Second Quarter News Release

COPPER

Highland Valley Copper (97.5%)

Operating results at the 100% level are summarized in the following table:

	Three months ended June 30,		Six months ended June 30,
	2012	2011	2012	2011

Tonnes milled (000's)	11,894	10,286	22,768	19,868

Copper
Grade (%)	0.28	0.28	0.25	0.27
Recovery (%)	82.9	88.4	83.9	87.9
Production (000's tonnes)	27.3	25.8	47.4	47.2
Sales (000's tonnes)	25.6	26.6	48.7	46.8

Molybdenum
Production (million pounds)	2.6	1.7	4.8	3.1
Sales (million pounds)	2.4	1.7	4.7	3.5

Cost of sales ($ millions)
Operating costs	$112	$106	$218	$192
Distribution costs	$8	$8	$16	$16
Depreciation and amortization	$32	$22	$54	$39

Gross profit summary ($ millions) (note 1)
Before depreciation and amortization	$107	$136	$213	$252
Depreciation and amortization	(32)	(22)	(54)	(39)
After depreciation and amortization	$75	$114	$159	$213

(1)	Results do not include a provision for the 2.5% non-controlling interest in Highland Valley Copper.

The decline in Highland Valley Copper's second quarter gross profit before depreciation and amortization was primarily due to lower copper prices. Copper sales volumes in the second quarter were slightly lower than the same period a year ago due to timing of shipments.

Copper production of 27,300 tonnes was 6% higher primarily as a result of higher throughput in the mill, partially offset by lower recovery. Throughput improvement projects are continuing to demonstrate strong results as the mill processed 16% more material than the same quarter last year. Molybdenum production was also strong in the quarter as a result of the additional throughput and higher feed grades.

Cost of sales in the second quarter were similar to the same quarter a year ago, with the benefits realized from improvement projects largely offsetting higher costs associated with the increased throughput. The mill modernization project is progressing, with detailed engineering now over 50% complete. Concrete work has started and steel erection will commence in the third quarter.

10      Teck Resources Limited 2012 Second Quarter News Release

Antamina (22.5%)

Operating results at the 100% level are summarized in the following table:

	Three months ended June 30,		Six months ended June 30,
	2012	2011	2012	2011

Tonnes milled (000's)
Copper-only ore	7,796	5,811	14,182	10,783
Copper-zinc ore	4,499	3,442	8,275	7,759

	12,295	9,253	22,457	18,542
Copper (note 1)
Grade (%)	1.01	0.90	1.03	0.95
Recovery (%)	86.4	84.8	86.5	84.1
Production (000's tonnes)	106.9	69.1	201.7	145.5
Sales (000's tonnes)	100.6	72.4	194.9	152.7

Zinc (note 1)
Grade (%)	1.84	2.38	1.85	2.27
Recovery (%)	79.9	85.9	79.7	85.3
Production (000's tonnes)	64.2	71.6	123.5	156.4
Sales (000's tonnes)	64.1	64.8	111.6	154.8

Molybdenum
Production (million pounds)	3.0	2.7	6.4	4.9
Sales (million pounds)	3.2	2.3	7.6	4.9

Cost of sales (US$ millions)
Operating costs	$191	$133	$366	$273
Distribution costs	$27	$19	$51	$44
Royalties and other costs (note 2)	$47	$49	$103	$115
Depreciation and amortization	$35	$27	$64	$53

Gross profit summary (our 22.5% share) ($ millions)
Before depreciation and amortization	$148	$134	$296	$294
Depreciation and amortization	(7)	(5)	(13)	(11)
After depreciation and amortization	$141	$129	$283	$283

(1)	Copper ore grades and recoveries apply to all of the processed ores. Zinc ore grades and recoveries apply to copper-zinc ores only.
(2)	In addition to royalties paid by Antamina, we also pay a royalty in connection with the acquisition of our interest in Antamina equivalent to 7.4% of our share of cash flow distributed by the mine.

The increase in our 22.5% share of Antamina’s gross profit before depreciation and amortization in the second quarter was primarily due to higher copper production and sales volumes as the benefits from the expansion project began to be realized. Higher sales volumes were partially offset by the significantly lower copper and zinc prices.

11      Teck Resources Limited 2012 Second Quarter News Release

Tonnes milled in the second quarter were 33% higher than a year ago and averaged approximately 135,100 tonnes per day, which reflects Antamina’s expanded mill capacity.

The mix of mill feed in the second quarter was 63% copper-only ore and 37% copper-zinc ore, similar to the same period a year ago. Copper production increased by 55% to 106,900 tonnes compared with 69,100 tonnes in the second quarter of 2011. The higher production was the result of the mill expansion, as well as higher head grades and improved recovery. Zinc production decreased to 64,200 tonnes from 71,600 tonnes in the same period a year ago due to lower zinc grades and recoveries. Molybdenum production rose slightly in the second quarter compared with a year ago as a result of higher throughput of copper-only ores with higher molybdenum grades.

Negotiations for a new collective labour agreement have commenced as the current agreement expired on July 23, 2012.

12      Teck Resources Limited 2012 Second Quarter News Release

Quebrada Blanca (76.5%)

Operating results at the 100% level are summarized in the following table:

	Three months ended June 30,		Six months ended June 30,
	2012	2011	2012	2011

Tonnes placed (000's)
Heap leach ore	1,773	1,841	3,226	3,279
Dump leach ore	6,806	5,917	12,244	12,256

	8,579	7,758	15,470	15,535
Grade (TCu%) (note 1)
Heap leach ore	0.91	1.04	0.89	0.93
Dump leach ore	0.43	0.50	0.44	0.45

Production (000's tonnes)
Heap leach ore	9.8	8.7	20.3	16.3
Dump leach ore	6.4	7.6	12.8	15.8

	16.2	16.3	33.1	32.1

Sales (000's tonnes)	16.9	15.6	33.3	30.5

Cost of sales (US$ million)
Operating costs	$93	$72	$183	$131
Distribution costs	$2	$1	$4	$3
Depreciation and amortization	$23	$21	$48	$44

Gross profit summary ($ millions) (note 2)
Before depreciation and amortization	$42	$69	$86	$151
Depreciation and amortization	(24)	(20)	(49)	(43)
After depreciation and amortization	$18	$49	$37	$108

(1)	TCu% is the percent assayed total copper grade.
(2)	Results do not include a provision for the 23.5% non-controlling interest in Quebrada Blanca.

Quebrada Blanca’s gross profit before depreciation and amortization declined in the second quarter due to lower copper prices and higher operating costs, partly offset by higher sales volumes.

Cathode copper production in the second quarter of 16,200 tonnes was similar to the same period a year ago.

Operating costs increased by US$21 million in the second quarter compared with the same period a year ago partly due to higher costs for sulphuric acid and energy, the effect of higher sales volumes that rose 8%, and an increased use of mine consumables. In addition, labour costs rose, reflecting the new terms of the collective agreement ratified earlier in 2012.

13      Teck Resources Limited 2012 Second Quarter News Release

Carmen de Andacollo (90%)

Operating results at the 100% level are summarized in the following table:

	Three months ended June 30,		Six months ended June 30,
	2012	2011	2012	2011

Tonnes milled (000’s)	4,063	3,562	7,961	7,285
Copper
Grade (%)	0.51	0.52	0.51	0.51
Recovery (%)	85.1	89.5	86.2	88.1
Production (000’s tonnes)	17.7	16.7	35.3	33.0
Sales (000’s tonnes)	15.2	14.9	32.0	28.9

Gold (note 1)
Production (000’s ounces)	11.8	13.1	24.7	26.7
Sales (000’s ounces)	11.1	10.0	24.2	21.8

Copper cathode
Production (000’s tonnes)	0.8	1.4	2.4	3.4
Sales (000’s tonnes)	0.7	1.6	2.7	3.6

Cost of sales (US$ million)
Operating costs	$82	$76	$173	$136
Distribution costs	$6	$4	$12	$10
Depreciation and amortization	$19	$20	$41	$40

Gross profit summary ($ millions) (note 2)
Before depreciation and amortization	$37	$75	$95	$168
Depreciation and amortization	(19)	(19)	(41)	(39)
After depreciation and amortization	$18	$56	$54	$129

(1)	Carmen de Andacollo processes 100% of gold mined, but 75% of the gold produced is for the account of Royal Gold Inc.
(2)	Results do not include a provision for the 10% non-controlling interest in Andacollo.

The decrease in Carmen de Andacollo’s second quarter gross profit before depreciation and amortization was primarily due to lower copper prices and higher operating costs.

Production in the second quarter rose by 6% to 17,700, which reflects additional mill throughput as a result of mill modification enhancements completed earlier this year. The 20,000 tonnes per day pre-crushing plant will be ramped-up during the third quarter, and is expected to further increase plant throughput.

Operating costs in the second quarter rose 8% from a year ago partly as result of higher labour costs, additional manpower levels and higher costs for energy.

The expansion study at Carmen de Andacollo has evaluated both additional grinding (SAG mill 2) and additional pre-crushing as ways to increase concentrator throughput. Further circuit configuration and economic evaluation for the expansion will be undertaken based on the

14      Teck Resources Limited 2012 Second Quarter News Release

performance of the new 20,000-tonnes-per-day pre-crushing plant during the second and third quarters of 2012. During this period we will continue infill drilling to evaluate the resource potential and continue our investigation of sources available for additional water required for the expansion. We will also continue metallurgical test work to finalize the molybdenum recovery circuit.

Duck Pond (100%)

Duck Pond’s gross profit before depreciation and amortization was $11 million in the second quarter compared with $13 million in the same period a year ago. Copper and zinc production in the second quarter were 3,800 tonnes and 5,500 tonnes, respectively, compared with 3,700 tonnes and 5,900 tonnes, respectively, last year. Copper and zinc sales in the second quarter were 3,700 tonnes and 4,700 tonnes, respectively, compared with 1,900 tonnes and 3,200 tonnes, respectively, last year.

Copper Development Projects

Quebrada Blanca Phase 2

During the quarter we completed a feasibility study on our Quebrada Blanca hypogene project. The study estimates a capital cost for the development of the project of US$5.6 billion on a 100% basis (in January 2012 dollars, not including working capital or interest during construction), of which our funding share would be US$4.8 billion. The study contemplates the construction of a 135,000 tonne per day concentrator and related facilities connected to a new port facility by 165 kilometre concentrate and desalinated water pipelines.

As part of the ongoing project work plan for 2012, the Social Environmental Impact Assessment for the project was submitted to the Chilean regulatory authorities during the second quarter. This was subsequently voluntarily withdrawn in order to allow us to respond to comments and to provide additional information requested by the Chilean authorities in the most effective manner. We are currently reviewing the requests and comments of the regulators and after discussions with them to clarify their requirements, the application will be resubmitted. Discussions are ongoing with various potential suppliers for power to the project. We are also in discussions with the other shareholders of Quebrada Blanca concerning financing options for the hypogene project, which may include limited recourse project financing and, possibly, bringing in a new funding partner. A decision to proceed with development will depend on the outcome of these discussions and progress on permitting issues.

Relincho

The feasibility study is progressing on schedule and is expected to be complete by the end of the first quarter of 2013. Exploration and geotechnical drilling are ongoing and a new resource and reserve estimate is expected at the completion of the feasibility study. Based on the prefeasibility design, production would average 180,000 tonnes per year of copper and 6,000 tonnes per year of molybdenum over a 22-year mine life, with higher production in the first five years.

15      Teck Resources Limited 2012 Second Quarter News Release

Galore Creek (50%)

The Galore Creek project team is currently executing a $25 million work program for 2012 which was previously approved by the partners. The 2012 work program includes approximately 25,000 meters of infill and geotechnical drilling, which commenced in the second quarter to support the advanced engineering work completed in the fourth quarter of 2011.

COAL

Teck Coal Partnership (100%)

Operating results at the 100% level are summarized in the following table:

	Three months ended June 30,		Six months ended June 30,
	2012	2011	2012	2011

Production (000's tonnes)	5,707	5,756	11,972	10,135

Sales (000's tonnes)	6,716	5,566	12,021	10,517

Average sale price
US$/tonne	$202	$272	$212	$242
C$/tonne	$203	$264	$213	$237

Operating expenses (C$/tonne)
Cost of product sold	$77	$80	$74	$78
Transportation	$37	$33	$36	$33
Depreciation and amortization	$22	$24	$21	$24

Gross profit summary ($ millions)
Before depreciation and amortization	$596	$844	$1,241	$1,321
Depreciation and amortization	(146)	(135)	(251)	(256)
After depreciation and amortization	$450	$709	$990	$1,065

Gross profit before depreciation and amortization in the second quarter declined primarily due to significantly lower selling prices, partially offset by higher sales volumes than in the second quarter of 2011.

Coal production of 5.7 million tonnes in the second quarter was similar to the same quarter a year ago. Although our production capacity has increased in the past year, the Canadian Pacific Railway strike caused a complete shutdown of rail operations from the Elk Valley mines for a nine-day period. Due to limited storage capacity at most mines, the inability to ship coal immediately resulted in approximately 700,000 tonnes of lost production. A one-week delay in completing a two-week planned maintenance outage at our primary west coast port facility and start-up issues on the Elkview plant upgrade subsequent to commissioning also contributed to lower production this quarter.

The volume of material moved in the second quarter of 76.5 million banked cubic metres (“BCM”) was 10% higher than the same quarter in 2011, and raw coal production has also

16      Teck Resources Limited 2012 Second Quarter News Release

significantly increased over last year’s levels. Subject to market conditions for the remainder of the year, production is expected to remain within the current guidance of 24.5 to 25.5 million tonnes in 2012, in spite of the loss of 700,000 tonnes of production during the rail strike.

The average coal price of US$202 per tonne in the second quarter was 26% lower than the same period last year. Prices in the prior year period had reached record levels due to the combination of strong demand and reduced supply of high-quality steelmaking coal on the seaborne market. Prices have been agreed with the majority of the quarterly contract customers for the third quarter of 2012 based on pricing of approximately US$225 per tonne for our highest quality product. As of the date of this release, negotiated sales are approximately 5.0 million tonnes of coal for delivery in the third quarter at an average price of US$198 per tonne for all our products. We are still in pricing discussions with some of our quarterly contract customers and our third quarter sales will depend on market conditions over the balance of the quarter. Vessel nominations for quarterly contract tonnage are determined by customers and final sales for the quarter will depend on vessels arriving at port as scheduled, as well as on the level of additional sales.

Unit cost of product sold in the second quarter before transportation and depreciation charges was $77 per tonne compared with $73 per tonne in the same period a year ago before a $7 per tonne one-time labour charge and $70 per tonne in the first quarter of this year. The higher unit costs were primarily due to increased waste stripping activities, as strip ratios increased to 11.7 in the second quarter compared with 10.6 in the second quarter of 2011. Additional waste stripping took place while the rail strike prevented any rail shipments. The 2012 annual cost of product sold is expected to fall within our current guidance range of $72 to $78 per tonne for current production plans.

Unit transportation costs increased by $4 per tonne compared with the same quarter a year ago partly due to higher port costs and increased ocean freight costs as a higher portion of our sales being made is inclusive of ocean freight. The rate under a new port services agreement for westbound coal into our primary west coast port facility increased starting in April 2012. A number of opportunities have been undertaken to utilize different coal terminals in North America as a means of supplementing capacity during the planned outages, which are required to complete expansion programs at the Vancouver terminals, and as a risk reduction measure. These include Pacific Coast Terminals in Port Moody and the Port of Quebec. The additional costs incurred to ship to these alternative locations also contributed to the higher transportation costs in the second quarter. Annual unit transportation costs are expected to remain within the range of $34 to $38 per tonne.

Depreciation and amortization decreased by $2 per tonne due to the significant increase in coal reserves recorded in 2011 as a result of our drilling program.

Execution of our coal growth strategy continued during the quarter and $57 million was invested in expansion capital, mainly related to the Quintette re-opening project, a shovel purchase at Cardinal River, pre-stripping spending that will maximize Line Creek capacity, and the Neptune Bulk Terminals expansion project.

The feasibility study for the reopening of the Quintette mine in British Columbia is progressing with completion expected in the third quarter of this year. The Mines Act Permit Amendment (“MAPA”) application was submitted in April and is being reviewed with the Provincial regulators in order to comply with the newly issued draft guidelines pertaining to caribou management

17      Teck Resources Limited 2012 Second Quarter News Release

plans. Permit approval is not expected before the first half of 2013. First coal production could occur approximately 12 months after receipt of this permit.

Work is ongoing to develop and implement selenium management plans for each of the six operating coal mines and the Quintette project. Permitting for current and future projects will depend on acceptable selenium management plans being developed and implemented. Water treatment is being planned at three mine sites in the Elk Valley, entailing expenditures of approximately $175 million over the next three years. Construction will commence later this year at the Line Creek Operation. In addition, an extensive applied research and development program focused on the development of long-term lower-cost methods of designing mines to reduce selenium generation has been initiated. Selenium management plans are not yet complete and additional costs could be incurred which may be significant.

Neptune Bulk Terminals, of which we have a 46% ownership interest, will further expand its annual coal throughput capacity by an additional six million metric tonnes within the existing footprint. Neptune's annual coal handling capacity is currently nine million tonnes. This will be increased to 12.5 million tonnes with the addition of a second stacker reclaimer, already in the fabrication phase, in the spring of 2013. This next expansion phase is expected to take terminal capacity to 18.5 million tonnes per year. The proposed upgrades will include a second railcar dumper and associated conveying system, a new rail track within the existing rail loop, and the replacement of a ship loader and foundation reinforcement of the loading berth. The feasibility study for this expansion is expected to be completed in the third quarter.

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ZINC

Trail (100%)

Operating results at the 100% level are summarized in the following table:

	Three months ended June 30,		Six months ended June 30,
	2012	2011	2012	2011

Metal production
Zinc (000's tonnes)	69.5	71.6	143.5	143.5
Lead (000's tonnes)	21.7	21.2	42.7	43.7
Silver (million ounces)	5.2	5.6	10.6	11.0

Metal sales
Zinc (000's tonnes)	68.5	71.6	144.7	144.7
Lead (000's tonnes)	21.0	22.6	42.7	42.4
Silver (million ounces)	5.1	5.5	10.6	10.9

Cost of sales ($ millions)
Concentrates	$254	$324	$582	$620
Operating costs	$161	$93	$261	$180
Distribution costs	$26	$25	$53	$50
Depreciation and amortization	$13	$13	$25	$25

Gross profit (loss) summary ($ millions)
Before depreciation and amortization	$(7)	$79	$33	$156
Depreciation and amortization	(13)	(13)	(25)	(25)
After depreciation and amortization	$(20)	$66	$8	$131

Trail’s second quarter gross profit before depreciation and amortization and a one-time labour charge of $51 million related to a new five-year agreement, was $44 million. This was significantly lower than the same period a year ago due mainly to lower metal prices and reduced sales volumes. Production and sales at Trail were not affected by the Canadian Pacific Railway strike.

Second quarter refined zinc production was lower than the same period a year ago as a result of planned annual maintenance shutdowns for both zinc roasters. Refined zinc production was slightly higher than sales volumes in the quarter, as inventory levels were replenished after strong sales in the first quarter of 2012 had outpaced production. Production of lead was slightly higher compared to same quarter last year due to continuing improved KIVCET feed rates. Silver production, however, did not benefit from the improved rates due to a temporary buildup of in-process inventory which is expected to be drawn down in the next quarter.

Concentrate purchase costs in the second quarter were lower than the same period a year ago, reflecting lower prices for metals, particularly silver. Operating costs, before the $51 million labour settlement charge, increased due to timing of non-routine maintenance expenses and higher costs for labour and operating supplies consistent with increased KIVCET throughput.

19      Teck Resources Limited 2012 Second Quarter News Release

Construction of a new slag fuming furnace and settling furnace is scheduled to start-up in 2014 as early works activity continued with demolition and site preparation. Construction of the new acid plant remains on plan as ground-breaking commenced in June and the supply of major component equipment is on schedule for start-up targeted for late 2013.

Upper Columbia River Basin (Lake Roosevelt)

Teck American continued studies under the 2006 settlement agreement with the U.S. Environmental Protection Agency (“EPA”) to conduct a remedial investigation on the Upper Columbia River in Washington State.

Discovery and motion proceedings continue in the Lake Roosevelt litigation involving Teck Metals Ltd. in the Federal District Court for the Eastern District of Washington. The first phase of the case, dealing with liability under CERCLA for cost recovery, is scheduled to be tried in September, 2012. In April, an order for summary judgement was issued, striking Teck Metals Ltd.’s defence of apportionment. We have sought leave to appeal the decision in the United States Court of Appeals for the Ninth Circuit.

There is no assurance that we will ultimately be successful in our defense of the litigation or that we or our affiliates will not be faced with further liability in relation to this matter. Until the studies contemplated by the EPA settlement agreement and additional damage assessments are completed, it is not possible to estimate the extent and cost, if any, of remediation or restoration that may be required or to assess our potential liability for damages. The studies may conclude, on the basis of risk, cost, technical feasibility or other grounds, that no remediation should be undertaken. If remediation is required and damage to resources found, the cost of remediation may be material.

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Red Dog (100%)

Operating results at the 100% level are summarized in the following table:

	Three months ended June 30,		Six months ended June 30,
	2012	2011	2012	2011

Tonnes milled (000's)	836	937	1,695	1,858

Zinc
Grade (%)	18.8	18.6	18.3	18.7
Recovery (%)	82.5	81.9	83.1	82.1
Production (000's tonnes)	129.6	143.0	257.9	285.8
Sales (000's tonnes)	59.4	76.3	179.9	177.3

Lead
Grade (%)	4.9	4.8	4.8	4.8
Recovery (%)	56.5	47.4	57.0	47.6
Production (000's tonnes)	23.4	21.3	46.8	42.5
Sales (000's tonnes)	-	-	-	-

Cost of sales (US$ millions)
Operating costs	$12	$17	$47	$41
Distribution costs	$11	$14	$34	$33
Royalties (NANA)	$(6)	$6	$12	$21
Depreciation and amortization	$11	$10	$24	$22

Gross profit summary ($ millions)
Before depreciation and amortization	$57	$75	$134	$161
Depreciation and amortization	(11)	(10)	(24)	(22)
After depreciation and amortization	$46	$65	$110	$139

Red Dog’s gross profit declined in the second quarter as a result of lower zinc prices and a 22% decrease in zinc sales volumes.

Zinc production declined by 9% in the second quarter compared with the same period a year ago as a result of reduced mill throughput, partially offset by higher grades and recoveries. Mill throughput decreased by 11% primarily due to unplanned maintenance downtime and restricted operating rates in June, which resulted from pipe scale plugging powerhouse cooling lines and air compressors.

Zinc recovery was positively impacted by the commissioning of additional fine grinding capacity as well as enhancements to floatation technology. Lead recoveries improved due to less soluble lead in the feed from weathered, near-surface Aqqaluk ore. During the second quarter, mill feed was almost exclusively from the Aqqaluk pit compared with 60% of feed in the second quarter of 2011.

21      Teck Resources Limited 2012 Second Quarter News Release

The 2012 shipping season commenced on July 12, 2012 with planned shipments of 1,000,000 tonnes of zinc concentrate and 163,000 tonnes of lead concentrate compared with 1,010,000 tonnes and 143,000 tonnes respectively, for the 2011 season.

In accordance with the agreements governing our development of the mine, the net proceeds of production royalty that we pay to NANA Development Inc. will increase to 30% in the fourth quarter of 2012 from the current 25%.

ENERGY

Fort Hills Project

Engineering studies are ongoing to update the design basis for the project and improve the accuracy of cost estimates to facilitate a project sanction decision by the partners in 2013. Suncor, operator of Fort Hills, has indicated that it is developing a cost-driven construction schedule and as a result, should the partners approve the sanction of phase one of the Fort Hills Project in 2013, production would not be expected to start before 2017.

Our share of 2012 Fort Hills spending is estimated at $220 million, including our ongoing earn-in commitments.

Frontier Project

The Frontier project has been designed for up to four production lines with a total capacity of approximately 277,000 barrels per day of bitumen. The first two production lines are planned to have a production capacity of 159,000 barrels per day. The Frontier project includes the development of Equinox as a satellite operation.

The previously announced transaction to acquire SilverBirch Energy Corporation through a plan of arrangement involving the spin out of the assets of SilverBirch, other than its 50% interest in the Frontier project and Equinox, closed on April 4, 2012. This created a simplified ownership structure for Frontier, provides an opportunity to explore new partnerships and other alternatives to move the project towards development. With this acquisition our total contingent resources, estimated as at December 31, 2011, for all of our oil sands projects increased by 67% to a total of 3.5 billion barrels of bitumen.

The Frontier project regulatory application was submitted to regulators in November 2011. Provincial and federal agencies are currently reviewing the application and compiling Supplemental Information Requests (“SIRs”). We anticipate receiving the final SIRs in the third quarter of 2012 and responding to these information requests in the fourth quarter of 2012. The Frontier project requires various provincial and federal regulatory reviews and conducting these reviews in parallel can streamline and improve the regulatory process while maintaining a thorough and rigorous review.

No field exploration activities are planned in 2012 and the focus will be on supporting the regulatory application review, consultations with stakeholders and ongoing engineering studies. There is no certainty that any portion of our contingent bitumen resources will be commercially viable.

22      Teck Resources Limited 2012 Second Quarter News Release

Wintering Hills Wind Power Facility

During the first half of 2012, our share of the power generation from Wintering Hills was 49 GWhs. Expected power generation in 2012 is 80 GWhs, which will result in 50,000 tonnes of CO2 equivalent offsets.

OTHER COST AND EXPENSES

Financing expenses were $151 million in the second quarter compared with $135 million a year ago. The debt interest component of our financing expense increased from $91 million to $105 million in the quarter. The increase included $26 million of additional interest from the issuance of US$2 billion of notes in July, 2011. The effect of the higher debt was partly offset by the effect of liability management transactions implemented in the first quarter of 2012 that included the issuance of US$1 billion of new notes and the redemption of US$1.05 billion of our high-yield notes and reduced interest charges in the second quarter by $17 million. Finance charges also increased due to accretion of additional decommissioning and restoration provisions made in the third and fourth quarter of 2011.

Other operating expense, net of other income, was $107 million in the second quarter compared with $96 million of other income in the second quarter of 2011. Included in other operating expense was $84 million of negative price adjustments in the second quarter of 2012 primarily from declining copper prices. This compares with positive pricing adjustments of $6 million in the second quarter of 2011 and $94 million in the first quarter of this year. The most significant item in the second quarter of 2011 was a $110 million gain from the sale of our interest in the Carrapateena project.

The table below outlines our outstanding receivable positions, which were provisionally valued at March 2012, and our receivable positions provisionally valued at, June 30, 2012.

	Outstanding at		Outstanding at
	March 31, 2012		June 30, 2012
(pounds in millions)	Pounds	US$/lb	Pounds	US$/lb

Copper	129	3.83	171	3.44
Zinc	146	0.91	93	0.84

Non-operating income, net of expenses, includes items that arise from financial and other matters and includes such items as foreign exchange, debt refinancing, realized gains or losses on marketable securities and gains and losses on the revaluation of fixed price call options on certain of our high-yield notes. In the second quarter of 2012, other non-operating expense was $8 million. This compares with $19 million of other income in the second quarter of 2011.

Income and resource taxes for the quarter were $147 million, or 34% of pre-tax earnings, which is higher than the Canadian statutory income tax rate of 25%. This was mainly due to the effect of resource taxes and higher tax rates in foreign jurisdictions. We are currently shielded from cash income taxes, but not resource taxes in Canada. We remain subject to cash taxes in foreign jurisdictions.

23      Teck Resources Limited 2012 Second Quarter News Release

OPERATING CASH FLOW, FINANCIAL POSITION AND LIQUIDITY

Cash flow from operations, before changes in non-cash working capital items, was $725 million in the second quarter compared with $1.2 billion a year ago.

Changes in non-cash working capital items provided $43 million of cash in the second quarter compared with a use of cash of $586 million in the same period a year ago. In the second quarter of 2011, we had a substantial build-up in accounts receivable due to higher coal prices and timing of sales. In addition, production inventories rose as a result of higher cost of concentrates at Trail and timing of purchases.

Expenditures on property, plant and equipment were $404 million in the second quarter and included $198 million on sustaining capital and $206 million on major development projects. The largest components of sustaining expenditures were at our coal operations which totalled $78 million. Major development expenditures included $25 million each at Trail and Relincho, $35 million for Antamina’s expansion, $33 million at the Quebrada Blanca hypogene project and $57 million at our coal operations. The expenditures at our coal operations are largely to enable us to incrementally expand production at existing operations.

In early April, we completed our acquisition of SilverBirch Energy Corporation for a net cash outlay of $432 million, which gave us full ownership of the Frontier oil sands project, including the Equinox property.

We have committed and unused bank credit facilities aggregating $1.1 billion, the majority of which mature in 2016.

OUTLOOK

We continue to experience volatile markets for our products. Commodity markets have historically been volatile, prices can change rapidly and customers can alter shipment plans. This can have a substantial impact on our business. Ongoing economic uncertainties in Europe and the United States and less robust growth rates in China, India and other emerging markets have impacted both demand and prices for some of our products. While we believe that the medium to longer term fundamentals for steelmaking coal, copper and zinc are quite favorable, the recent weakness in these markets may well persist over the near term. In the meantime, the Company’s financial position is strong and we continuously monitor all aspects of our key markets as conditions evolve in order to be in a position to take whatever actions may be appropriate.

24      Teck Resources Limited 2012 Second Quarter News Release

Capital Expenditures

Our forecast capital expenditures for 2012 are now expected to be approximately $2.1 billion, which is slightly lower than our previous guidance of $2.3 billion, and are summarized in the following table:

($ in millions)	Sustaining	Development	Total

Copper	$275	$835	$1,110
Coal	365	325	690
Zinc	165	80	245
Energy	-	70	70
Corporate	25	-	25
	$830	$1,310	$2,140

The amount and timing of actual capital expenditures is dependent upon being able to secure permits, equipment, supplies, materials and labour on a timely basis and at expected costs to enable the projects to be completed as currently anticipated. We may change capital spending plans for the balance of the year depending on commodity markets, our financial position, results of feasibility studies, and other factors.

We also expect to invest approximately $220 million as our share of costs for the Fort Hills oil sands project, including our earn-in commitments.

Foreign Exchange, Debt Revaluation and Interest Expense

The sales of our products are denominated in U.S. dollars, while a significant portion of our expenses are incurred in local currencies, particularly the Canadian dollar. Foreign exchange fluctuations can have a significant effect on our operating margins, unless such fluctuations are offset by related changes to commodity prices.

Our U.S. dollar denominated debt is subject to revaluation based on changes in the Canadian/U.S. dollar exchange rate. As at June 30, 2012, all of our U.S. dollar denominated debt is designated as a hedge against our U.S. dollar denominated foreign operations and working capital items. As a result, any foreign exchange gains or losses arising on our designated U.S. dollar debt are recorded in other comprehensive income.

FINANCIAL INSTRUMENTS AND DERIVATIVES

We hold a number of financial instruments and derivatives, the most significant of which are marketable securities, foreign exchange forward sales contracts, energy price option contracts, metal-related forward contracts, prepayment rights on certain senior debt notes and settlements receivable and payable. The financial instruments and derivatives are all recorded at fair values on our balance sheet with gains and losses in each period included in other comprehensive income and profit for the period as appropriate. Some of our gains and losses on metal-related financial instruments are affected by smelter price participation and are taken into account in determining royalties and other expenses. All are subject to varying rates of taxation depending on their nature and jurisdiction.

25      Teck Resources Limited 2012 Second Quarter News Release

QUARTERLY EARNINGS AND CASH FLOW

(in millions, except for share data)	2012		2011				2010
	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2

Revenues	$2,561	$2,547	$2,972	$3,380	$2,796	$2,366	$2,716	$2,414	$2,198

Gross profit	735	918	1,212	1,571	1,197	897	1,127	926	848

EBITDA	790	781	1,304	1,660	1,461	1,034	1,013	921	888

Profit (note 1)	268	218	637	814	756	461	325	316	283

Earnings per share	$0.46	$0.37	$1.08	$1.38	$1.28	$0.78	$0.55	$0.54	$0.48

Cash flow from operations	$768	$644	$1,199	1,383	621	754	1,156	771	834

(1)	Attributable to shareholders of the company.

OUTSTANDING SHARE DATA

As at July 24, 2012 there were 576,622,749 Class B subordinate voting shares and 9,353,470 Class A common shares outstanding. In addition, there were 7,016,935 director and employee stock options outstanding with exercise prices ranging between $4.15 and $58.80 per share. More information on these instruments and the terms of their conversion is set out in Note 21 of our 2011 year end financial statements.

The Toronto Stock Exchange (“TSX”) has accepted our notice of intention to make a normal course issuer bid to purchase our Class B subordinate voting shares. Under the normal course issuer bid, we may purchase up to 20 million Class B subordinate voting shares during the period starting June 28, 2012 and ending on June 27, 2013, representing approximately 3.47% of the outstanding Class B subordinate voting shares, or 4.30% of the public float, as of June 15, 2012.

We will make any purchases through the facilities of the TSX, the New York Stock Exchange or any other exchanges or alternative trading systems in both Canada and the United States, if eligible, or by such other means as may be permitted under the TSX’s regulations, including private agreements under an issuer bid exemption order or block purchases in accordance with the applicable regulations. Purchases made by way of private agreements under an issuer bid exemption order issued by a securities regulatory authority will be at a discount to the prevailing market price as provided in the exemption order. Daily purchases will be limited to 566,681 Class B subordinate voting shares in accordance with the TSX’s rules, except pursuant to permitted exceptions. The actual number of Class B subordinate voting shares to be purchased and the timing of any such purchases will be determined by us from time to time as market conditions warrant. All repurchased shares will be cancelled. Security holders may obtain a copy of the notice of intention, without charge, by request directed to the attention of our Corporate Secretary, at our offices located at Suite 3300-550 Burrard Street, Vancouver, British Columbia, V6C 0B3.

26      Teck Resources Limited 2012 Second Quarter News Release

INTERNAL CONTROL OVER FINANCIAL REPORTING

Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Any system of internal control over financial reporting, no matter how well designed, has inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. There have been no changes in our internal control over financial reporting during the quarter ended June 30, 2012 that have materially affected, or are reasonably likely to materially affect, internal control over financial reporting.

CAUTIONARY STATEMENT ON FORWARD-LOOKING INFORMATION

This news release contains certain forward-looking information and forward-looking statements as defined in applicable securities laws. All statements other than statements of historical fact are forward-looking statements. These forward-looking statements, principally under the heading “Outlook,” but also elsewhere in this document, include estimates, forecasts, and statements as to management’s expectations with respect to, among other things, our financial capacity necessary to fund growth projects, anticipated production at our business units and individual operations, profit and cash flow, sales volume and selling prices for our products (including settlement of coal contracts with customers), plans and expectations for our development projects, forecast operating costs, expected progress, costs and outcomes of our various projects and investments, including but not limited to those described in the discussions of our operations, the sensitivity of our earnings to changes in commodity prices and exchange rates, the impact of potential production disruptions, the impact of currency exchange rates, future trends for the company, progress in development of mineral properties, increased coal and copper production as a result of our expansion plans, timing of completion and results of our mill modernization program at Highland Valley Copper, our goals regarding the collective bargaining agreement at Antamina, expansion study at Carmen de Andacollo and expected ramp up of the pre-crushing plant, the statements under the heading “Copper Development Projects”, including the expected resubmittal of the environment impact assessment for Quebrada Blanca Phase 2, the timing of permit approval, production and anticipated production levels from the Quintette coal mine, the statements under the heading “Energy” including the development of our Fort Hills, Frontier and Lease 421 Area oil sands projects, timing of final SIRs on our Frontier project and our responses thereto, capital expenditures and mine production costs, unit cost of product for coal, unit transportation costs, demand and market outlook for commodities, future commodity prices and treatment and refining charges, timing of completion of studies on our projects and the impact of measures to manage selenium discharges and costs and impacts related thereto, the timing of the construction of the new slag fuming furnace at our Trail operations. These forward-looking statements involve numerous assumptions, risks and uncertainties and actual results may vary materially.

These statements are based on a number of assumptions, including, but not limited to, assumptions regarding general business and economic conditions, interest rates, the supply and demand for, deliveries of, and the level and volatility of prices of, zinc, copper and coal and other primary metals and minerals as well as oil, and related products, the timing of the receipt of regulatory and governmental approvals for our development projects and other operations, our costs of production and production and productivity levels, as well as those of our competitors, power prices, continuing availability of water and power resources for our operations, market competition, the accuracy of our reserve estimates (including with respect to

27      Teck Resources Limited 2012 Second Quarter News Release

size, grade and recoverability) and the geological, operational and price assumptions on which these are based, conditions in financial markets, the future financial performance of the company, our ability to attract and retain skilled staff, our ability to procure equipment and operating supplies, positive results from the studies on our expansion projects, our coal and other product inventories, our ability to secure adequate transportation for our products, our ability to obtain permits for our operations and expansions, our ongoing relations with our employees and business partners and joint venturers. With respect to the Quebrada Blanca Phase 2, assumptions are based on receiving comments from all interested parties and our ability to address the comments in a satisfactory manner. The foregoing list of assumptions is not exhaustive. Events or circumstances could cause actual results to vary materially.

Factors that may cause actual results to vary materially include, but are not limited to, changes in commodity and power prices, changes in interest and currency exchange rates, acts of foreign governments and the outcome of legal proceedings, inaccurate geological and metallurgical assumptions (including with respect to the size, grade and recoverability of mineral reserves and resources), unanticipated operational difficulties (including failure of plant, equipment or processes to operate in accordance with specifications or expectations, cost escalation, unavailability of materials and equipment, government action or delays in the receipt of government approvals, industrial disturbances or other job action, adverse weather conditions and unanticipated events related to health, safety and environmental matters), union labour disputes, political risk, social unrest, failure of customers or counterparties to perform their contractual obligations, changes in our credit ratings, unanticipated increases in costs to construct our development projects, difficulty in obtaining permits, inability to address concerns regarding permits of environmental impact assessments, and changes or further deterioration in general economic conditions.

Statements concerning future production costs or volumes, and the sensitivity of the company’s earnings to changes in commodity prices and exchange rates are based on numerous assumptions of management regarding operating matters and on assumptions that demand for products develops as anticipated, that customers and other counterparties perform their contractual obligations, that operating and capital plans will not be disrupted by issues such as mechanical failure, unavailability of parts and supplies, labour disturbances, interruption in transportation or utilities, adverse weather conditions, and that there are no material unanticipated variations in the cost of energy or supplies.

We assume no obligation to update forward-looking statements except as required under securities laws. Further information concerning risks and uncertainties associated with these forward-looking statements and our business can be found in our Annual Information Form for the year ended December 31, 2011, filed on SEDAR and on EDGAR under cover of Form 40-F.

WEBCAST

Teck will host an Investor Conference Call to discuss its Q2/2012 financial results at 11:00 AM Eastern time, 8:00 AM Pacific time, on Wednesday, July 25, 2012. A live audio webcast of the conference call, together with supporting presentation slides, will be available at our website at www.teck.com. The webcast is also available at www.earnings.com. The webcast will be archived at www.teck.com.

28      Teck Resources Limited 2012 Second Quarter News Release

Teck Resources Limited
Consolidated Statements of Income
(Unaudited)

	Three months ended June 30,		Six months ended June 30,
(Cdn$ in millions, except for share data)	2012	2011	2012	2011

Revenues	$2,561	$2,796	$5,108	$5,162

Cost of sales	(1,826)	(1,599)	(3,455)	(3,068)

Gross profit	735	1,197	1,653	2,094

Other operating expenses
General and administration	(34)	(32)	(62)	(62)
Exploration	(34)	(23)	(58)	(39)
Research and development	(4)	(1)	(9)	(8)
Other operating income (expense) (Note 3)	(107)	96	(27)	84

Profit from operations	556	1,237	1,497	2,069

Finance income	33	26	64	51
Finance expense (Note 4)	(151)	(135)	(316)	(266)
Non-operating income (expense) (Note 5)	(8)	19	(355)	34
Share of profit (losses) of associates	(1)	2	(4)	(1)

Profit before tax	429	1,149	886	1,887

Provision for income and resource taxes	(147)	(366)	(363)	(617)

Profit for the period	$282	$783	$523	$1,270

Profit attributable to:
Shareholders of the company	$268	$756	$486	$1,217
Non-controlling interests	14	27	37	53

Profit for the period	$282	$783	$523	$1,270
Earnings per share
Basic	$0.46	$1.28	$0.83	$2.06

Diluted	$0.46	$1.28	$0.83	$2.05

Weighted average shares outstanding (millions)	585.9	590.8	586.0	590.7

Shares outstanding at end of period (millions)	586.0	590.8	586.0	590.8

29      Teck Resources Limited 2012 Second Quarter News Release

Teck Resources Limited
Consolidated Statements of Comprehensive Income
(Unaudited)

	Three months ended June 30,		Six months ended June 30,
(Cdn$ in millions)	2012	2011	2012	2011

Profit	$282	$783	$523	$1,270

Other comprehensive income (loss) in the period
Currency translation differences (net of taxes of $15, $(3), $(1) and $(19))	67	(14)	21	(55)
Available-for-sale financial instruments (net of taxes of $17, $1, $(2) and $2)	(132)	(24)	10	(30)
Cash flow hedges (net of taxes of $nil, $nil, $nil and $1)	-	-	(1)	(2)
Actuarial loss on retirement benefit obligations (net of taxes of $20, $20, $27 and $10)	(44)	(46)	(57)	(22)

Total other comprehensive loss for the period	(109)	(84)	(27)	(109)

Total comprehensive income for the period	$173	$699	$496	$1,161

Other comprehensive income (loss) attributable to:
Shareholders of the company	(111)	(84)	(26)	(108)
Non-controlling interests	2	-	(1)	(1)

	(109)	(84)	(27)	(109)

Comprehensive income attributable to:
Shareholders of the company	157	672	460	1,109
Non-controlling interests	16	27	36	52

	$173	$699	$496	$1,161

30      Teck Resources Limited 2012 Second Quarter News Release

Teck Resources Limited
Consolidated Statements of Cash Flows
(Unaudited)

	Three months ended June 30,		Six months ended June 30,
(Cdn$ in millions)	2012	2011	2012	2011

Operating activities
Profit	$282	$783	$523	$1,270
Items not affecting cash
Depreciation and amortization	257	230	470	446
Provision for deferred income and resource taxes	22	198	92	279
Share of loss (gain) of associates	1	(2)	4	1
Gain on sale of investments and assets	(23)	(126)	(26)	(136)
Unrealized loss (gain) on derivatives	13	2	(53)	8
Foreign exchange loss (gains)	16	-	23	(10)
Loss on debt repurchase	-	-	414	-
Finance expense	151	135	316	266
Finance income	(33)	(26)	(64)	(51)
Other	39	13	21	8

	725	1,207	1,720	2,081
Net change in non-cash working capital items	43	(586)	(308)	(706)
	768	621	1,412	1,375
Investing activities
Property, plant and equipment	(404)	(272)	(723)	(498)
Financial investments and other assets	(41)	(53)	(209)	(71)
Acquisition of SilverBirch Energy Corporation	(432)	-	(432)	-
Proceeds from the sale of investments and other assets	1	134	6	155

	(876)	(191)	(1,358)	(414)
Financing activities
Issuance of debt	-	-	983	-
Repayment of debt	(14)	(11)	(1,302)	(78)
Debt interest paid	(93)	(141)	(231)	(175)
Issuance of Class B subordinate voting shares	1	-	1	3
Purchase and cancellation of Class B subordinate voting shares	-	-	(6)	-
Dividends paid	-	-	(235)	(177)
Distributions to non-controlling interests	(11)	(7)	(17)	(28)

	(117)	(159)	(807)	(455)

Effect of exchange rate changes on cash and cash equivalents	66	(3)	(11)	(24)

Increase (decrease) in cash and cash equivalents	(159)	268	(764)	482

Cash and cash equivalents at beginning of period	3,800	1,046	4,405	832

Cash and cash equivalents at end of period	$3,641	$1,314	$3,641	$1,314

31      Teck Resources Limited 2012 Second Quarter News Release

Teck Resources Limited
Consolidated Balance Sheets
(Unaudited)

	June 30,	December 31,
(Cdn$ in millions)	2012	2011

ASSETS

Current assets
Cash and cash equivalents	$3,641	$4,405
Current income and resource taxes receivable	118	101
Trade accounts receivable	1,148	1,242
Inventories	1,846	1,641
	6,753	7,389

Financial and other assets	1,235	1,138
Investments in associates	743	715
Property, plant and equipment	23,786	23,150
Deferred income and resource tax assets	189	180
Goodwill	1,648	1,647
	$34,354	$34,219
LIABILITIES AND EQUITY

Current liabilities
Trade accounts payable and other liabilities	$1,324	$1,435
Dividends payable (Note 6 (c))	234	235
Current income and resource taxes payable	40	93
Debt	343	359

	1,941	2,122

Debt	6,678	6,676
Deferred income and resource tax liabilities	5,422	5,342
Retirement benefit obligations	767	691
Other liabilities and provisions	1,406	1,495

Equity
Attributable to shareholders of the company	17,949	17,721
Attributable to non-controlling interests	191	172
	18,140	17,893
	$34,354	$34,219

32      Teck Resources Limited 2012 Second Quarter News Release

Teck Resources Limited
Consolidated Statements of Changes in Equity
(Unaudited)

	Six months ended June 30,
(Cdn$ in millions)	2012	2011

Class A common shares	$7	$7

Class B subordinate voting shares
Beginning of period	6,743	6,795
Share repurchases	(2)	-
Issued on exercise of options	2	4

End of period	6,743	6,799

Retained earnings
Beginning of period	10,858	8,840
Profit for the period attributable to shareholders of the company	486	1,217
Dividends declared	(234)	(177)
Share repurchases	(4)	-
Actuarial loss on retirement benefit obligations	(57)	(22)

End of period	11,049	9,858

Contributed surplus
Beginning of period	97	84
Share-based payment expense	7	7
Transfer to Class B subordinate voting shares on exercise of options	(1)	(1)

End of period	103	90

Accumulated other comprehensive income (loss) attributable to shareholders of the company (Note 6(b))
Beginning of period	16	47
Other comprehensive income (loss) before actuarial loss on retirement benefit obligations	31	(86)

End of period	47	(39)

Non-controlling interests
Beginning of period	172	122
Profit for the period attributed to non-controlling interests	37	53
Other comprehensive loss	(1)	(1)
Other	-	(3)
Dividends or distributions	(17)	(28)

End of period	191	143

Total equity	$18,140	$16,858

The accompanying notes are an integral part of these financial statements.

33      Teck Resources Limited 2012 Second Quarter News Release

Teck Resources Limited
Notes to Consolidated Financial Statements
(Unaudited)

1.	BASIS OF PREPARATION

We prepare our financial statements in accordance with International Financial Reporting Standards (“IFRS”) as issued by International Accounting Standards Board (“IASB”). These condensed interim consolidated financial statements have been prepared in accordance with IAS 34, Interim Financial Reporting (“IAS 34”). These condensed interim consolidated financial statements follow the same accounting policies and methods of application as our most recent annual financial statements. Accordingly, they should be read in conjunction with our most recent annual financial statements. These condensed consolidated financial statements were approved for issue on July 24, 2012.

2.	ACQUISITION

In April 2012, we completed our purchase of SilverBirch Energy Corporation (“SilverBirch”) by way of a plan of arrangement for a net cash outlay of $432 million. Under the arrangement, substantially all of SilverBirch’s assets, other than its 50% interest in the Frontier and Equinox oil sands projects, were transferred into SilverWillow Energy Corporation (“SilverWillow”). As part of the arrangement, we also transferred to SilverWillow our 50% interest in certain other oil sands leases that were jointly owned with SilverBirch. SilverBirch shareholders, with the exception of Teck, received $8.50 in cash and one share of a new company, SilverWillow Energy Corporation (“SilverWillow”), for each SilverBirch common share. Following completion of the purchase, we now own 100% of the Frontier and Equinox oil sands projects, as well as 4.7 million common shares (8.7%) of SilverWillow issued in connection with the arrangement.

We recorded the purchase at $493 million, which was the fair value of the consideration given up and was comprised of $415 million of cash paid to SilverBirch shareholders, $25 million in working capital contributed to SilverWillow, $12 million of oil sands leases contributed to SilverWillow, $40 million of SilverBirch shares that we owned prior to the transaction and $1 million in transactions fees.

We accounted for this transaction as an acquisition of assets and have allocated the cost to the assets based on their relative fair values at the date of purchase. No goodwill arose on this transaction. The oil sand leases acquired are recorded as exploration costs within property, plant and equipment. The shares of SilverWillow are recorded as investments in marketable securities, which are designated as available for sale financial assets and measured at fair value.

3.	OTHER OPERATING INCOME (EXPENSE)

	Three months ended June 30,		Six months ended June 30,
(Cdn$ in millions)	2012	2011	2012	2011

Gain on sale of operating assets	$3	$125	$4	$130
Commodity derivatives	(2)	(6)	(4)	(13)
Pricing adjustments (a)	(84)	6	10	(22)
Share-based compensation (Note 6(a))	(1)	(10)	(7)	5
Provision for closed properties	(9)	(6)	(8)	(6)
Other	(14)	(13)	(22)	(10)
	$(107)	$96	$(27)	$84

34      Teck Resources Limited 2012 Second Quarter News Release

Teck Resources Limited
Notes to Consolidated Financial Statements
(Unaudited)

3.	OTHER OPERATING INCOME (EXPENSE), continued

a)	Pricing Adjustments

Sales and purchases of metals in concentrates and cathodes are recognized on a provisional pricing basis when title transfers and the rights and obligations of ownership pass to the customer, which usually occurs on shipment. However, the final pricing for the product sold and purchased is not determined at that time as it is contractually linked to market prices at a subsequent date. These arrangements have the characteristics of a derivative instrument as the value of our receivables and payables will vary as prices for the underlying commodities vary in the metal markets. These pricing adjustments result in gains (losses from purchases) in a rising price environment and losses (gains for purchases) in a declining price environment and are recorded as other operating income (expense). The profit impact of gains and losses on these financial instruments is mitigated by smelter price participation, royalty interests, taxes and non-controlling interests. It should be noted that while these effects arise on the sale of concentrates, we also purchase concentrates at our Trail refinery where the opposite effects occur.

4.	FINANCE EXPENSE

	Three months ended June 30,		Six months ended June 30,
(Cdn$ in millions)	2012	2011	2012	2011

Debt interest	$105	$91	$226	$184
Discount and financing fee amortization	4	6	9	11
Pension interest accretion	24	26	49	49
Decommissioning and restoration provision accretion	20	14	37	27
Other	2	3	4	5
Less capitalized interest	(4)	(5)	(9)	(10)
	$151	$135	$316	$266

5.	NON-OPERATING INCOME (EXPENSE)

	Three months ended June 30,		Six months ended June 30,
(Cdn$ in millions)	2012	2011	2012	2011

Foreign exchange gains (losses)	$(16)	$(1)	$(23)	$8
Other derivative gains (losses)	(12)	17	60	18
Debt repurchase and financing costs	-	-	(414)	-
Gain on sale of investments	20	1	22	6
Other	-	2	-	2
	$(8)	$19	$(355)	$34

35      Teck Resources Limited 2012 Second Quarter News Release

Teck Resources Limited
Notes to Consolidated Financial Statements
(Unaudited)

6.	EQUITY

a)	Share-Based Compensation

During the first and second quarters of 2012, we granted 1,524,821 Class B subordinate voting share options to employees. These options have a weighted average exercise price of $39.24, a term of 10 years and vest in equal amounts over three years. The weighted average fair value of Class B subordinate voting share options issued was estimated at $12.15 per share option at the grant date using the Black-Scholes option-pricing model. The option valuations were based on an average expected option life of 4 years, a risk-free interest rate of 1.38%, a dividend yield of 2.04% and an expected volatility of 43%.

During the first and second quarters of 2012, we issued 683,460 deferred and restricted share units to employees and directors. Deferred and restricted share units issued vest immediately for directors and vest in three years for employees. The total number of deferred and restricted share units outstanding at June 30, 2012 was 2,595,716.

A share-based compensation expense of $7 million (2011 - $5 million recovery) was recorded for the six months ended June 30, 2012 in respect of all outstanding share options and units.

b)	Accumulated Other Comprehensive Income (Loss)

The components of accumulated other comprehensive income (loss) are:

	June 30,	December 31,
(Cdn$ in millions)	2012	2011

Currency translation adjustment	$31	$10
Unrealized gains on investments (net of tax of $(4) and $(2))	13	3
Unrealized gains on cash flow hedges (net of tax of $nil and $nil)	-	1
	$44	$14

Accumulated other comprehensive income (loss) attributable to:
Shareholders of the company	$47	$16
Non-controlling interests	(3)	(2)
	$44	$14

c)	Dividends of $0.40 per share were declared on our Class A common shares and Class B subordinate voting shares with a record date of June 15, 2012, and were paid on July 3, 2012.

7.	SEGMENT INFORMATION

Based on the primary products we produce and our development projects, we have five reportable segments - copper, coal, zinc, energy and corporate - which is the way we report information to our Chief Executive Officer. The corporate segment includes all of our initiatives in other commodities, our corporate growth activities and groups that provide administrative, technical, financial and other support to all of our business units. Other operating expenses include general and administration costs, exploration, research and development, and other operating income (expense). Sales between segments are carried out at arm’s length.

36      Teck Resources Limited 2012 Second Quarter News Release

Teck Resources Limited
Notes to Consolidated Financial Statements
(Unaudited)

7.	SEGMENT INFORMATION, continued

	Three months ended June 30, 2012
(Cdn$ in millions)	Copper	Coal	Zinc	Energy	Corporate	Total

Segment revenues	731	1,362	511	1	-	2,605
Less: Inter-segment revenues	-	-	(44)	-	-	(44)
Revenues	731	1,362	467	1	-	2,561
Gross profit	255	450	30	-	-	735
Other operating income (expenses)	(88)	-	(19)	-	(72)	(179)
Profit from operations	167	450	11	-	(72)	556
Net finance expense	(2)	(12)	(5)	-	(99)	(118)
Non-operating income (expenses)	-	-	-	-	(8)	(8)
Share of losses of associates	-	-	-	-	(1)	(1)
Profit before tax	165	438	6	-	(180)	429
Capital expenditures	207	135	49	5	8	404

	Three months ended June 30, 2011
(Cdn$ in millions)	Copper	Coal	Zinc	Energy	Corporate	Total

Segment revenues	749	1,471	636	-	-	2,856
Less: Inter-segment revenues	-	-	(60)	-	-	(60)
Revenues	749	1,471	576	-	-	2,796
Gross profit	355	709	133	-	-	1,197
Other operating income (expenses)	106	-	2	-	(68)	40
Profit from operations	461	709	135	-	(68)	1,237
Net finance expense	(2)	(7)	(6)	-	(94)	(109)
Non-operating income (expenses)	-	-	-	-	19	19
Share of profit (loss) from associates	-	-	-	2	-	2
Profit before tax	459	702	129	2	(143)	1,149
Capital expenditures	115	126	18	5	8	272

37      Teck Resources Limited 2012 Second Quarter News Release

Teck Resources Limited
Notes to Consolidated Financial Statements
(Unaudited)

7.	SEGMENT INFORMATION, continued

	Six months ended June 30, 2012
(Cdn$ in millions)	Copper	Coal	Zinc	Energy	Corporate	Total

Segment revenues	1,484	2,560	1,161	2	-	5,207
Less: Inter-segment revenues	-	-	(99)	-	-	(99)
Revenues	1,484	2,560	1,062	2	-	5,108
Gross profit	540	990	123	-	-	1,653
Other operating income (expenses)	(30)	(5)	(10)	-	(111)	(156)
Profit from operations	510	985	113	-	(111)	1,497
Net finance expense	(3)	(18)	(11)	-	(220)	(252)
Non-operating income (expenses)	-	-	-	-	(355)	(355)
Share of profit (loss) from associates	-	-	-	(2)	(2)	(4)
Profit before tax	507	967	102	(2)	(688)	886
Capital expenditures	321	280	72	37	13	723
Goodwill	446	1,202	-	-	-	1,648
Total assets	7,814	17,179	5,053	1,699	2,609	34,354

	Six months ended June 30, 2011
(Cdn$ in millions)	Copper	Coal	Zinc	Energy	Corporate	Total

Segment revenues	1,522	2,490	1,270	-	-	5,282
Less: Inter-segment revenues	-	-	(120)	-	-	(120)
Revenues	1,522	2,490	1,150	-	-	5,162
Gross profit	753	1,065	276	-	-	2,094
Other operating income (expenses)	78	-	(23)	-	(80)	(25)
Profit from operations	831	1,065	253	-	(80)	2,069
Net finance expense	(3)	(14)	(10)	-	(188)	(215)
Non-operating income (expenses)	-	-	-	-	34	34
Share of profit (loss) from associates	-	-	-	-	(1)	(1)
Profit before tax	828	1,051	243	-	(235)	1,887
Capital expenditures	224	220	27	18	9	498
Goodwill	422	1,202	-	-	-	1,624
Total assets	7,040	16,705	2,881	1,083	2,156	29,865

38      Teck Resources Limited 2012 Second Quarter News Release

Teck Resources Limited
Notes to Consolidated Financial Statements
(Unaudited)

8.	DEBT

a)	Notes Issued

In February 2012, we issued US$500 million of senior unsecured notes due March 2019, and US$500 million of senior unsecured notes due March 2042. The 2019 notes bear interest at rate of 3.0% per annum and were issued at 99.705% of face value. The 2042 notes bear interest at rate of 5.20% per annum and were issued at 99.533% of face value. The 2019 and 2042 notes are callable at any time by repaying the greater of the principal amount plus accrued interest and the present value of the principal and interest amounts discounted at a comparable treasury yield plus a stipulated spread. The 2042 notes are callable at 100% at any time on or after September 1, 2041. Our obligation under these notes is guaranteed by our wholly owned subsidiary, Teck Metals Limited.

Net proceeds from these two issues were US$987 million after underwriting discounts and issue costs. The net proceeds, plus cash on hand, were used to finance the redemption described below.

b)	Notes Redeemed

During the first quarter, we redeemed US$1.051 billion aggregate principal amount of outstanding notes. The notes redeemed were comprised of US$530 million of the 9.75% notes due 2014 and US$521 million of the 10.75% notes due 2019. The total payment, including the premium of the repurchase, was US$1.29 billion. We recorded an accounting charge of $414 million in the first quarter in connection with the redemption.

9.	CONTINGENCIES

We consider provisions for all our outstanding and pending legal claims to be adequate. The final outcome with respect to actions outstanding or pending as at June 30, 2012, or with respect to future claims, cannot be predicted with certainty. Significant contingencies not disclosed elsewhere in the notes to our financial statements are as follows:

Upper Columbia River Basin (Lake Roosevelt)

Teck American continued studies under the 2006 settlement agreement with the U.S. Environmental Protection Agency to conduct a remedial investigation on the Upper Columbia River in Washington State.

Discovery and motion proceedings continue in the Lake Roosevelt litigation involving Teck Metals Ltd. in the Federal District Court for the Eastern District of Washington. The first phase of the case, dealing with liability under CERCLA for cost recovery, is scheduled to be tried in September, 2012. In April, an order for summary judgement was issued, striking Teck Metals Ltd.’s defence of apportionment. We have sought leave to appeal the decision in the United States Court of Appeals for the Ninth Circuit.

There is no assurance that we will ultimately be successful in our defense of the litigation or that we or our affiliates will not be faced with further liability in relation to this matter. Until the studies contemplated by the EPA settlement agreement and additional damage assessments are completed, it is not possible to estimate the extent and cost, if any, of remediation or restoration that may be required or to assess our potential liability for damages. The studies may conclude, on the basis of risk, cost, technical feasibility or other grounds, that no remediation should be undertaken. If remediation is required and damage to resources found, the cost of remediation may be material.

39      Teck Resources Limited 2012 Second Quarter News Release

Teck Resources Limited
Notes to Consolidated Financial Statements
(Unaudited)

10.	SEASONALITY OF SALES

Due to ice conditions, the port serving our Red Dog mine is normally only able to ship concentrates from July to October each year. As a result, zinc and lead concentrate sales volumes are generally higher in the third and fourth quarter of each year than in the first and second quarter.

40      Teck Resources Limited 2012 Second Quarter News Release